Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

GLOBAL HEALTHCARE EXCHANGE, LLC,

a Delaware limited liability company;

LEAPFROG MERGER CORPORATION,

a Delaware corporation; and

NEOFORMA, INC.,

a Delaware corporation

Dated as of October 10, 2005

SECTION 1.	DESCRIPTION OF TRANSACTION	2

1.1	Merger of Merger Sub into the Company	2

1.2	Effects of the Merger	2

1.3	Closing; Effective Time	2

1.4	Certificate of Incorporation and Bylaws; Directors and Officers	2

1.5	Conversion of Shares	3

1.6	Payment Fund	5

1.7	Payment Procedures	5

1.8	Termination of Payment Fund	6

1.9	Closing of the Company’s Transfer Books	6

1.10	Lost Certificates	6

1.11	No Liability	7

1.12	Withholding Rights	7

1.13	Further Action	7

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	7

2.1	Subsidiaries; Due Organization	7

2.2	Capitalization, Etc	8

2.3	SEC Filings; Financial Statements	9

2.4	Absence of Changes	10

2.5	Title to Assets	11

2.6	Real Property; Leasehold	12

2.7	Intellectual Property	12

2.8	Contracts	14

2.9	Compliance with Legal Requirements	16

2.10	Certain Business Practices	17

2.11	Governmental Authorizations	17

2.12	Tax Matters	17

2.13	Employee and Labor Matters; Benefit Plans	19

2.14	Transactions with Affiliates	22

2.15	Legal Proceedings; Orders	22

2.16	Authority	23

2.17	Non-Contravention; Consents	23

2.18	Information Supplied	24

i

2.19	Fairness Opinion	25

2.20	Financial Advisor	25

2.21	Environmental Laws	25

2.22	Insurance	25

2.23	State Takeover Statutes	25

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	26

3.1	Due Organization	26

3.2	Absence of Changes	26

3.3	Compliance with Legal Requirements	26

3.4	Legal Proceedings	26

3.5	Authority	26

3.6	Ownership of Company Common Stock	27

3.7	Non-Contravention; Consents	27

3.8	Information Supplied	28

3.9	Financial Advisor	28

3.10	No Prior Merger Sub Operations	28

3.11	Financing	28

3.12	Investigation	29

SECTION 4.	CERTAIN COVENANTS OF THE PARTIES	29

4.1	Access and Investigation	29

4.2	Operations Prior to Closing	30

4.3	No Solicitation	33

SECTION 5.	ADDITIONAL COVENANTS OF THE PARTIES	35

5.1	Company Proxy Statement	35

5.2	Company Stockholders’ Meeting	36

5.3	Stock Options and Company ESPP	37

5.4	Employee Benefits	37

5.5	Indemnification of Officers and Directors	38

5.6	Regulatory Approvals and Related Matters	39

5.7	Confidentiality; Disclosure	41

5.8	Section 16 Matters	41

5.9	Takeover Statutes	41

5.10	Financing	41

5.11	Performance of Obligations by Parent and Merger Sub	42

SECTION 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	43

6.1	Accuracy of Company Representations	43

6.2	Performance of Covenants	43

6.3	Company Stockholder Approval	43

6.4	Company Officers’ Certificate	43

6.5	HSR Waiting Period	43

6.6	Other Governmental Approvals	44

6.7	No Restraints	44

6.8	Share Exchanges	44

6.9	Financing	44

6.10	Exercise Conversion or Cancellation of Certain Securities	44

SECTION 7.	CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	44

7.1	Accuracy of Parent and Merger Sub Representations	44

7.2	Performance of Covenants	44

7.3	Company Stockholder Approval	45

7.4	Parent Officer’s Certificate	45

7.5	HSR Waiting Period	45

7.6	Other Governmental Approvals	45

7.7	No Restraints	45

SECTION 8.	TERMINATION	45

8.1	Termination	45

8.2	Effect of Termination	47

8.3	Expenses	47

8.4	Termination Fee	47

SECTION 9.	MISCELLANEOUS PROVISIONS	48

9.1	Amendment	48

9.2	Extension; Waiver	49

9.3	No Survival of Representations and Warranties	49

9.4	Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery	49

9.5	Applicable Law; Jurisdiction; Waiver of Jury Trial	50

9.6	Disclosure Schedules	50

9.7	Attorneys’ Fees	50

9.8	Assignability; No Third Party Rights	50

9.9	Notices	51

9.10	Severability	52

9.11	Specific Performance	52

9.12	Construction	53

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of October 10, 2005, by and among: GLOBAL HEALTHCARE EXCHANGE, LLC, a Delaware limited liability company (“Parent”); LEAPFROG MERGER CORPORATION, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); and NEOFORMA, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the DGCL (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B. The respective boards of directors of Merger Sub and the Company have approved this Agreement and the Merger and have deemed the Merger to be advisable and fair to, and in the best interests of their respective corporations and stockholders.

C. The board of directors of Parent has approved this Agreement and the Merger and have deemed the Merger to be advisable and in the best interests of Parent.

D. The board of directors of the Company has established a special committee of independent directors (the “Special Committee”) to, among other things, consider and evaluate the fairness to the Company and its stockholders (other than VHA, UHC and their respective Affiliates and Associates) of the Merger and to report its recommendation concerning the Merger to the full board of directors of the Company.

E. The Special Committee has received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) that the Cash Consideration (as defined in Section 1.5(iii)) per share paid in the Merger to the Company stockholders (other than VHA and UHC) is fair, from a financial point of view to such stockholders, and has unanimously recommended that the board of directors of the Company approve and authorize this Agreement and the transactions contemplated hereby.

F. The board of directors of the Company, based in part upon the recommendation of the Special Committee, has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company’s stockholders other than VHA, UHC and their respective Affiliates and Associates.

G. In order to induce Parent to enter into this Agreement and cause the Merger to be consummated, VHA and UHC are executing, concurrently with the execution of this Agreement, (i) voting agreements in favor of Parent, each substantially in the form attached hereto as Exhibit B (the “Significant Stockholder Voting Agreements”) and (ii) exchange agreements, each substantially in the form attached hereto as Exhibit C (the “Exchange Agreements”) pursuant to which each of VHA and UHC shall exchange (the “Share Exchanges”), immediately prior to the Effective Time, such shares of Company Common Stock as specified therein for that number of membership interests of Parent specified therein.

H. The directors of the Company and the executive officers listed on Exhibit D are executing, concurrently with the execution of this Agreement, voting agreements in favor of Parent, each substantially in the form attached hereto as Exhibit E (the “Management Stockholder Voting Agreements” and, together with the Significant Stockholder Voting Agreements, the “Company Stockholder Voting Agreements”).

I. Concurrently with the execution of this Agreement, Parent, VHA, UHC, Novation, LLC and Healthcare Purchasing Partners International, LLC are entering into an Outsourcing Agreement (the “New Outsourcing Agreement”), such agreement subject to and to become effective upon the closing of the Merger.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, 275 Battery Street, San Francisco, California, on a date to be mutually agreed upon by Parent and the Company, which shall be no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than conditions that by their terms are to be satisfied on the Closing Date). The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, a certificate of merger that satisfies the applicable requirements of the DGCL shall be duly executed by the Company and concurrently with or as soon as practicable following the Closing shall be filed on the Closing Date with the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Parent and the Company and specified in such certificate of merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) except as provided in Section 5.5(a), the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Legal Requirements (as hereinafter defined);

(b) except as provided in Section 5.5(a), the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time;

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i) any shares of Company Common Stock held by any wholly-owned Subsidiary of the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 1.5(b), each share of Company Common Stock outstanding immediately prior to the Effective Time (including any shares of Company Common Stock issued upon exercise of Company Options or acquired under the Company ESPP before the Effective Time but excluding any Dissenting Shares) shall be converted into the right to receive $10.00 in cash, without interest (the “Cash Consideration”);

(iv) each outstanding and unexercised Company Option (including each unvested Company Option that is accelerated in full as contemplated by Section 5.3(a) of this Agreement) will be converted into the right to receive an amount in cash equal to the difference, if any, between (A) the Per Share Merger Consideration (as defined below) multiplied by the number of shares of Company Common Stock underlying such Company Option, and (B) the aggregate exercise price with respect to such Company Option (the “Option Cash Consideration”) and all rights outstanding under the Company ESPP shall be treated as set forth in Section 5.3(b) of this Agreement;

(v) each share of the common stock, $.01 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation; and

(vi) each security (other than Company Options, which shall be treated in accordance with Section 1.5(a)(iv)) convertible into or exercisable or exchangeable for shares of Company Common Stock shall be, to the fullest extent permitted by applicable law, canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

The amount of Per Share Merger Consideration or Option Cash Consideration each holder of shares of Company Common Stock or Company Options, as applicable, is entitled to receive for the shares of Company Common Stock or Company Options, as applicable, held by such holder shall be rounded down to the nearest cent and computed after aggregating the cash amounts payable for all shares of Company Common Stock or Company Options, as applicable, held by such holder. The per share Cash Consideration specified in Section 1.5(a)(iii) (as such per share Cash Consideration may be adjusted in accordance with Section 1.5(b)) is referred to as the “Per Share Merger Consideration.”

(b) If, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by the Company during such period, or a record date with respect to any such event shall occur during such period, then the Per Share Merger Consideration shall be adjusted to the extent appropriate.

(c) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are restricted, not fully vested or are subject to a repurchase option under any applicable restricted stock purchase agreement or other Contract with the Company or under which the Company has any rights (“Unvested Company Shares”), then such repurchase option shall lapse in full as of the Effective Time and all Unvested Company Shares will become fully vested and unrestricted.

(d) Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the cash amount provided for in Section 1.5(a), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the provisions of Section 262 of the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of Section 262 of the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Section 262 of the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall waive, withdraw or lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the cash payable pursuant to Section 1.5(a) in respect of such shares as if such shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof, as promptly as reasonably practicable following the satisfaction of the applicable conditions set forth in Section 1.7, the amount of Per Share Merger Consideration to which such holder would be entitled in respect thereof under Section 1.5(a) as if such shares never had been Dissenting Shares (and all such cash shall be deemed for all purposes of this Agreement to have become deliverable to such holder pursuant to Section 1.5(a)). The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the applicable provisions of the DGCL and received by the Company, and (ii) the right to participate in all negotiations and proceedings with respect to demands for appraisal under the applicable provisions of the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld) or as otherwise required under the applicable provisions of the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.

1.6 Payment Fund. On or prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to act as paying agent hereunder for the purpose of distributing the Per Share Merger Consideration and the Option Cash Consideration. At or prior to the Effective Time, Parent shall deposit with the Paying Agent, in trust for the benefit of the holders of shares of Company Common Stock and Company Options outstanding immediately prior to the Effective Time, cash in an aggregate amount equal to (i) the product of the Per Share Merger Consideration and the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time plus (ii) the aggregate Option Cash Consideration (the “Payment Fund”). The Payment Fund will be invested by the Paying Agent in direct obligations of the United States government having maturities of 90 days or less, money market funds that invest solely in direct obligations of the United States government, the Paying Agent’s FDIC insured money market account or similar investments (it being understood that any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be remitted to Parent).

1.7 Payment Procedures.

(a) As soon as practicable after the Effective Time (but in no event later than five (5) days following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (including Unvested Company Shares) (the “Certificates”): (i) a letter of transmittal as reasonably agreed by the parties prior to Closing which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in customary form and have such other provisions as Parent and the Company shall reasonably agree prior to the Effective Time, and (ii) instructions for effecting the surrender of such Certificates in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate to the Paying Agent (or receipt of an “agent’s message by the Paying Agent (or any other evidence of transfer that the Paying Agent may reasonably request) in the case of the transfer of Company Common Stock held in book-entry form) together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Per Share Merger Consideration, without interest, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 1.7, each Certificate (other than Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, equal to the Per Share Merger Consideration.

(b) As soon as reasonably practicable after the Effective Time (but in no event later than five (5) days following the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each holder of Company Options: (i) a letter confirming that the vesting of each such Company Option has been accelerated and that the holder thereof is entitled to receive the Option Cash Consideration, and (ii) instructions for countersigning such letter and for receiving the Option Cash Consideration.

(c) No interest will be paid or will accrue on any Per Share Merger Consideration or Option Cash Consideration. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the applicable Per Share Merger Consideration shall be payable to such transferee if the Certificate representing such Company Common Stock is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

1.8 Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of shares of Company Common Stock or Company Options on the first anniversary of the Effective Time shall be delivered to Parent, and any holders of shares of Company Common Stock or Company Options who have not theretofore been paid the Per Share Merger Consideration or Option Cash Consideration payable to such holder under this Section 1 shall thereafter look only to Parent for the Per Share Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby or the Option Cash Consideration, as applicable, to which such holders are entitled pursuant to this Section 1 and Parent shall, upon the request of any such former stockholder or former holder of Company Options, promptly pay to such former stockholder of the Company or former holder of Company Options the Per Share Merger Consideration or Option Cash Consideration, as applicable, to which he, she or it is entitled. Any such portion of the Payment Fund remaining unclaimed by holders of shares of Company Common Stock or Company Options on the date that is five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body pursuant to applicable Legal Requirements) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

1.9 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist (in exchange for the right to receive the Per Share Merger Consideration, without interest), and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time.

1.10 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in a reasonable amount and for a reasonable period of time as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration, without interest, with respect to the shares of Company Common Stock formerly represented thereby.

1.11 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Per Share Merger Consideration or Option Cash Consideration from the Payment Fund delivered to a public official pursuant to and in full compliance with any applicable abandoned property, escheat or similar Legal Requirement.

1.12 Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the Per Share Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and the Option Cash Consideration payable pursuant to this Agreement to any holder of Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, as amended (the “Code”), the rules and regulations promulgated thereunder or any applicable Legal Requirement. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or the Company Options in respect to which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

1.13 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as follows, subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) any exceptions or disclosures cross-referenced to another part or subpart of the Company Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent that such exception or disclosure qualifies such other representation or warranty:

2.1 Subsidiaries; Due Organization.

(a) Part 2.1(a) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. No Subsidiary of the

Company constitutes a “significant subsidiary” as such term is defined in Rule 1-02(w) of Regulation S-X. Neither the Company nor any of the Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule. The Company has not agreed and is not obligated to make, nor or is it bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are owned by the Company, free and clear of all Encumbrances.

(b) The Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its assets in the manner in which its assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound that are material to the Company and its Subsidiaries taken as a whole. The Company has made available to Parent complete and correct copies of the certificate of incorporation and bylaws of the Company and each of its Subsidiaries.

(c) The Company (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of such jurisdictions where the nature of its business requires such qualification, except as would not reasonably be expected to have a Company Material Adverse Effect.

2.2 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 300,000,000 shares of Company Common Stock, of which 20,713,395 shares were issued and outstanding as of October 7, 2005; and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares are issued or outstanding. As of October 7, 2005, (A) 2,750,664 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options issued pursuant to the Company Option Plans and (B) 71,236 shares of Company Common Stock were reserved for issuance in accordance with the Company ESPP. The Company does not hold any shares of its capital stock in its treasury. There are no outstanding stock appreciation rights, equity equivalents or phantom stock with respect to the capital stock of the Company.

(b) Part 2.2(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option and warrant exercisable for capital stock of the Company outstanding as of the date of this Agreement: (i) the name of the optionee or warrantholder; (ii) the particular plan or agreement pursuant to which such Company Option or warrant exercisable for capital stock of the Company was granted; (iii) the number of shares of Company Common Stock subject to such Company Option or such warrant; and (iv) the exercise price of such Company Option or such warrant.

(c) All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company. Except as set forth in Part 2.2(c) of the Company Disclosure Schedule, there is no Company Contract currently in effect relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in Part 2.2(c) of the Company Disclosure Schedule, the Company is not under any obligation, nor is it bound by any Contract to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities, except for the Company’s right to recover restricted shares of Company Common Stock held by a Company Employee upon termination of such Company Employee’s employment. Each share of Company Common Stock that may be issued pursuant to any Company Option Plan, when issued, upon the receipt of the consideration set forth in such Company Option Plan and related agreements, if applicable, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except for options and shares granted pursuant to the Company Option Plans and the Company ESPP and as set forth in Parts 2.2(b) or 2.2(c) of the Company Disclosure Schedule, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of capital stock or other voting or equity securities or interests of the Company or of any Subsidiary or obligating the Company or any Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking or relating to the voting of capital stock or equity securities or interests of the Company or any Subsidiary.

2.3 SEC Filings; Financial Statements.

(a) As of the time it was filed with or furnished to the SEC: (i) each registration statement, proxy statement, report, schedule, form, certification and other document filed by the Company with, or furnished by the Company with or to, the SEC since January 1, 2004, including all amendments thereto (collectively, the “Company SEC Documents”), complied as to form, and all documents filed by the Company with, or furnished by the Company with or to, the SEC between the date of this Agreement and the date of Closing (the “Interim SEC Documents”) will comply as to form, in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained or, in the case of the Interim SEC Documents, will contain any untrue statement of a material fact or omitted or, in the case of the Interim SEC Documents, will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except to the extent corrected: (A) in the case of Company SEC Documents filed or furnished on or prior to the date of this Agreement that were amended or superseded on or prior to the date of this Agreement, by the filing or furnishing of the applicable amending or superseding Company SEC Document; and (B) in the case of Interim SEC Documents that are amended or superseded prior to the Effective Time, by the filing or furnishing of the applicable amending or superseding Interim SEC Document. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub for inclusion in any Interim SEC Document. All statements, reports, schedules, forms, certifications and other documents required to have been filed or furnished by the Company with or to the SEC since January 1, 2004 have been so filed or furnished.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments), and (iii) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby.

(c) Except for those liabilities that are reflected or reserved against on the Company Unaudited Balance Sheet (as defined in Section 2.5 of this Agreement) (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2005, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that has had or is reasonably likely to have, either individually or in the aggregate, a Company Material Adverse Effect.

2.4 Absence of Changes. Except as set forth on Part 2.4 of the Company Disclosure Schedule, since June 30, 2005, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, and, without limiting the generality of the foregoing:

(a) there has not been any Company Material Adverse Effect;

(b) neither the Company nor any of its Subsidiaries has: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, other than (A) distributions of Company Common Stock issued upon the exercise of Company Options, (B) pursuant to the Company ESPP and (C) dividends by a wholly-owned Subsidiary of the Company; or (ii) repurchased, redeemed or otherwise reacquired any shares of its capital stock or other securities, other than pursuant to the Company’s right to repurchase restricted shares of Company Common Stock held by a Company Employee upon termination of such Company Employee’s employment;

(c) there has been no amendment to the certificate of incorporation or bylaws of the Company or any Subsidiary of the Company;

(d) neither the Company nor any of its Subsidiaries has written off as uncollectible, or established any extraordinary reserve with respect to, any material account receivable or other material indebtedness;

(e) neither the Company nor any of its Subsidiaries has made any pledge of any of its material assets or permitted any of its material assets to become subject to any Encumbrances

(f) neither the Company nor any of its Subsidiaries has lent money to any Person in excess of $10,000 in the aggregate (other than (1) routine travel and business expense advances and sales commissions draws made to Company Employees in the ordinary course of business and (2) routine deferred collections of withholding taxes from Company Employees who are not executive officers of the Company (as defined in Rule 3b-7 under the Exchange Act) in connection with the vesting of restricted shares issued under the Company Option Plans) or incurred, guaranteed, assumed or otherwise became responsible for any indebtedness in excess of $100,000 in the aggregate;

(g) neither the Company nor any of its Subsidiaries has changed any of its methods of accounting or accounting practices in any material respect, except as required by concurrent changes in GAAP or SEC rules and regulations;

(h) neither the Company nor any of its Subsidiaries has (i) made or changed any material Tax election, (ii) entered into any settlement or compromise of any material Tax liability or (iii) surrendered any right to claim a material Tax refund;

(i) neither the Company nor any of its Subsidiaries has prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(j) neither the Company nor any of its Subsidiaries has settled or compromised any pending or threatened suit, action, claim, arbitration, mediation, inquiry, Legal Proceeding or investigation of or against the Company or any Subsidiary of the Company, unless in connection with such settlements or compromises (A) there was no finding or admission of any violation of any Legal Requirement or the rights of any Person and (B) the sole relief provided was monetary damages not in excess of $100,000 in the aggregate; and

(k) neither the Company nor any of its Subsidiaries has agreed or committed to take any of the actions referred to in clauses “(b)” through “(j)” above.

2.5 Title to Assets. The Company owns, and has good and valid title to, all material assets purported to be owned by it, including all material assets reflected on the balance sheet of the Company as of June 30, 2005 contained in the Company SEC Documents (the “Company Unaudited Balance Sheet”) (except for assets sold or otherwise disposed of since the date of the Company Unaudited Balance Sheet). All of said assets are owned by the Company free and clear of any Encumbrances, except for liens described in Part 2.5 of the Company Disclosure Schedule. The Company or its Subsidiaries are the lessees of, and hold valid leasehold interests in, all material assets purported to have been leased by them, including all material assets reflected as leased on the Company Unaudited Balance Sheet (it being understood that the representations and warranties contained in this Section 2.5 do not apply to ownership of, or Encumbrances with respect to, Intellectual Property Rights, which matters are addressed solely in the representations and warranties set forth in Section 2.7). Except as would not be material to the Company and the Subsidiaries as a whole, the assets owned or leased by the Company or its Subsidiaries constitute all the assets used in the business of the Company and its Subsidiaries (including all books, records, computers and computer programs and data processing systems) and are in good condition (subject to normal wear and tear and immaterial impairments of value and damage) and are generally suitable for the uses for which they are used in the operation of the business of the Company and its Subsidiaries.

2.6 Real Property; Leasehold.

(a) Neither the Company nor any of its Subsidiaries own any real property.

(b) Part 2.6(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each lease pursuant to which any real property is being leased to the Company or any of its Subsidiaries. (All real property leased to the Company or any of its Subsidiaries is referred to as the “Leased Real Property”).

(c) Part 2.6(c) of the Company Disclosure Schedule contains an accurate and complete list of all subleases, occupancy agreements and other Company Contracts: granting to any Person (other than the Company or any of its Subsidiaries) a right of use or occupancy of any of the Leased Real Property.

(d) Except as would not be material to the Company, the Company has the right to quiet enjoyment of all the real property described in the Company Disclosure Schedule of which it is the lessee for the full term of each such lease or similar agreement (and any related renewal option) relating thereto. The leasehold or other interest of the Company in such real property is not subject or subordinate to any Encumbrance.

2.7 Intellectual Property.

(a) The Company owns and has sole and exclusive right to use each material item of Company Owned IP free and clear of any Encumbrances, except: (i) non-exclusive licenses granted by the Company in connection with the sale or license of Company Products in the ordinary course of business; and (ii) as would not reasonably be expected to materially interfere with the use of such Company Owned IP as used in the ordinary course of business. Without limiting the generality of the foregoing:

(i) except as would not be material to the Company and its Subsidiaries taken as a whole, the Company has secured from each Company Associate or natural person who is or was an independent contractor or consultant of the Company, in each case who is or was involved in the creation or development of any Company Owned IP, an agreement containing: (A) an assignment of Intellectual Property Rights to the Company and (B) confidentiality provisions protecting the Company Owned IP that is maintained as confidential information of the Company and Subsidiaries;

(ii) to the knowledge of the Company, no Company Associate has any claim, right (whether or not currently exercisable) or interest to or in any Company Owned IP;

(iii) the Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material Know-How owned by it or any of its Subsidiaries, or purported to be owned by any of the Company or any of its Subsidiaries, as a trade secret; and

(iv) to the knowledge of the Company, the Company owns or otherwise has, and immediately after the Closing the Surviving Corporation will continue to have, all Intellectual Property Rights needed to conduct the business of the Company and its Subsidiaries as presently conducted.

(b) All Company Registered IP (except where the Company has elected not to maintain or continue the prosecution of any Company Registered IP) is subsisting and, to the knowledge of the Company, is valid and enforceable. Without limiting the generality of the foregoing (except where the Company has elected not to maintain or continue the prosecution of any Company Registered IP), to the knowledge of the Company, all filings, payments and other actions required to be made or taken by the Company or any of its Subsidiaries prior to and for ninety (90) days after the date of this Agreement to maintain each item of Company Registered IP have been made and taken.

(c) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions would reasonably be expected to, with or without notice or the lapse of time, and as a result of any Company Contract, result in or give any other Person the right or option to cause, create, impose or declare: (i) a loss of, or Encumbrance on, any Company IP; or (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.

(d) To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is infringing, misappropriating or otherwise violating, any Company Owned IP except as would not be material to the Company.

(e) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated in any material respect any Intellectual Property Right of any other Person, except as would not be material to the Company and the Subsidiaries as a whole.

(f) Except as disclosed on Part 2.7(f) of the Company Disclosure Schedule, no Company Source Code has been licensed or made available by the Company to any escrow agent or other Person (other than Company Associates, independent contractors or consultants of the Company).

(g) Part 2.7(g) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Registered IP.

2.8 Contracts.

(a) Subsections (i) through (xiii) of Part 2.8 of the Company Disclosure Schedule identifies each Company Contract that constitutes a Company Significant Contract as of the date of this Agreement. For purposes of this Agreement, each of the following shall be deemed to constitute a “Company Significant Contract”:

(i) any Contract constituting a Company Employment Agreement pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any severance, termination, bonus or similar payment in excess of $50,000 to any Company Associate (except as may be required by applicable Legal Requirements and other than payments constituting base salary or commissions paid in the ordinary course of business);

(ii) except as set forth in Part 2.8 of the Company Disclosure Schedule, any Contract pursuant to which the Company is licensee or licensor (or sublicensee or sublicensor) of any material Company IP or any software license agreement (other than software license agreements for any third-party non-customized software that is generally available to the public at a cost of less than $50,000 or non-disclosure agreements entered into by the Company in the ordinary course of business);

(iii) any Contract relating to a partnership, joint venture or other similar arrangement or agreement involving a sharing of profits, losses, costs or liabilities;

(iv) any Contract with any vendor, distributor or other reseller or sales representative that explicitly provides exclusive rights to such third party;

(v) any Contract involving the payment of royalties or other amounts calculated based upon the revenues, income or similar measures of results of the Company or any of its Subsidiaries or based upon income, revenues, unit sales or similar measures of results related to any product or service of the Company or any of its Subsidiaries which, in any case, is reasonably likely to involve payments of more than $50,000 during the 12-month period commencing on the date of this Agreement;

(vi) any Contract that provides for: (A) reimbursement of any Company Associate for, or advancement to any Company Associate of, legal fees or other expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any Company Associate;

(vii) any Contract granting to any Person a right of first refusal or right of first offer on the sale of any part of the business of the Company or any of its Subsidiaries or imposing any restriction on the right or ability of the Company or any Affiliate to: (A) engage in any type or line of business or compete with any other Person; (B) acquire any product or other asset or any services from any other Person; (C) develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; or (D) transact business with any other Person;

(viii) any material Contract imposing any restriction on the right or ability of the Company or any Affiliate to: (A) solicit, hire or retain any Person as a director, an officer or other employee, a consultant or an independent contractor or (B) perform services for any other Person;

(ix) any Contract in effect as of the date hereof evidencing indebtedness of the Company or any of its Subsidiaries or guaranteeing the obligations of other Persons in excess of $50,000;

(x) any Contract relating to any currency hedging;

(xi) any Contract relating to the lease or sublease of Leased Real Property, other than leases or subleases that do not involve aggregate payments in excess of $100,000 over either the 12-month period commencing on the date of this Agreement or the 12-month period ending on the date of this Agreement;

(xii) any Contract constituting or relating to a Government Contract or Government Bid that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $25,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $25,000 in the aggregate;

(xiii) any Contract (except for Company employment agreements or consulting agreements) that involves the payment or delivery of cash or other consideration from the Company or any of its Subsidiaries in an amount or having a value in excess of $50,000 in the fiscal year beginning January 1, 2005 or any fiscal year thereafter which is not terminable without penalty by the Company on less than 90 days’ notice; and

(xiv) any Contract that involves the payment or delivery of cash or other consideration to the Company or any of its Subsidiaries in an amount or having a value (A) in excess of $100,000 in the four fiscal quarters ending June 30, 2005 or (B) reasonably expected to be in excess of $100,000 in the four fiscal quarters commencing July 1, 2005.

The Company has delivered or made available to Parent an accurate and complete copy of each Company Contract that constitutes a Company Significant Contract.

(b) Each Company Significant Contract is (1) to the knowledge of the Company, a valid and binding obligation of the other parties thereto and (2) in full force and effect in all material respects.

(c) Except as set forth in Part 2.8(c) of the Company Disclosure Schedule: (i) the Company has not materially violated or materially breached, or committed any default under, any Company Significant Contract; (ii) to the knowledge of the Company, no other Person has materially violated or materially breached, or committed any default under, any Company Significant Contract; (iii) to the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (A) result in a material violation or material breach of any Company Significant Contract; (B) give any Person the right to declare a default under any Company Significant Contract; (C) give any Person the right to receive or require a rebate, chargeback, penalty or any additional material rights under any Company Significant Contract; (D) give any Person the right to accelerate the maturity or performance of any Company Significant Contract; or (E) give any Person the right to cancel, terminate or modify in any material respect any Company Significant Contract; and (iv) since January 1, 2004, the Company has not received any written notice regarding any actual or possible material violation or material breach of, or default under, any Company Significant Contract.

2.9 Compliance with Legal Requirements.

(a) The Company is in compliance in all material respects with all applicable Legal Requirements. Since January 1, 2004, the Company has not received any written notice from any Governmental Body or other Person regarding any actual or possible violation in any material respect of, or failure to comply in any material respect with, any Legal Requirement.

(b) The Company has been and is in compliance in all material respects (i) since January 1, 2004, with the applicable listing and corporate governance rules and regulations of The NASDAQ Stock Market and (ii) since the enactment of the Sarbanes-Oxley Act, with the applicable provisions of the Sarbanes-Oxley Act at the time that such provisions became effective.

(c) The Company has designed and implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to provide reasonable assurance that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(d) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the board of directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) To the knowledge of the Company, since January 1, 2004, the Company has not received any complaint, allegation, assertion or claim, in each case, in writing regarding any deficiency or irregularity in the accounting practices, procedures, methodologies or methods of the Company or its internal accounting controls other than ordinary course correspondence from the Company’s independent auditors in connection with its annual audit or quarterly review of the Company’s financial statements.

(f) To the knowledge of the Company, since the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 through the date hereof, the Company has not identified any material weaknesses in the design or operation of internal control over financial reporting.

(g) There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in material violation of the Sarbanes-Oxley Act.

2.10 Certain Business Practices. Neither the Company nor, to the knowledge of the Company, any Representative of the Company with respect to any matter relating to the Company or its Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations promulgated thereunder.

2.11 Governmental Authorizations.

(a) The Company holds all material Governmental Authorizations necessary to enable the Company to conduct its business substantially in the manner in which its business is currently being conducted. All such Governmental Authorizations are valid and in full force and effect, except as would not be materially adverse to the Company and its Subsidiaries taken as a whole. Since January 1, 2004, the Company has not received any written notice from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. To the knowledge of the Company, no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Governmental Authorization that would affect in any material respect the ability of the Company to conduct business as currently conducted.

(b) The Company is in compliance in all material respects with all of the terms and requirements of each grant, incentive or subsidy provided or made available to or for the benefit of the Company by any U.S. federal, state or local Governmental Body or any foreign Governmental Body or otherwise. Neither the execution or delivery of this Agreement, nor the consummation of the Merger or any of the other Contemplated Transactions, with or without notice or lapse of time, gives any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify any such grant, incentive or subsidy, the effect of which would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

2.12 Tax Matters.

(a) Each of the material Tax Returns required to be filed by or on behalf of the Company or any Subsidiary of the Company with any Governmental Body: (i) has been filed on or before the applicable due date (including any extensions of such due date); (ii) has been prepared in all material respects in compliance with all applicable Legal Requirements and (iii) when filed, was complete and accurate and disclosed all Taxes required to be paid by the Company or any Subsidiary of the Company for the periods covered thereby. Each of the Tax Returns required to be filed by or on behalf of the Company or any Subsidiary of the Company with the United States or the States of California or Pennsylvania, to the extent related to income Taxes, has been examined by the appropriate Governmental Body or the period for assessment of the Taxes in respect of which each such Tax Return was required to be filed (taking into account all applicable extensions and waivers) has expired. All material Taxes (whether or not shown on any Tax Return) owed by the Company or any Subsidiary of the Company have been timely paid.

(b) The Company Unaudited Balance Sheet accrues all liabilities for all material Taxes of the Company or any Subsidiary of the Company with respect to all periods through the date thereof in accordance with GAAP, and no liabilities for material Taxes have been incurred since the date of the Company Unaudited Balance Sheet other than in the operation of the business of the Company or such Subsidiary in the ordinary course of business. The Company has established, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material Taxes of the Company or any Subsidiary of the Company since the date of the Company Unaudited Balance Sheet.

(c) To the knowledge of the Company, no material Tax Return of the Company or any Subsidiary of the Company is currently subject to an audit by any Governmental Body. No extension or waiver of the limitation period applicable to any material Tax Return of the Company or any Subsidiary of the Company has been granted by the Company or any Subsidiary of the Company, and no such extension or waiver has been requested from the Company or any subsidiary of the Company.

(d) No claim or Legal Proceeding is pending or, to the knowledge of the Company, proposed or threatened with respect to the Company or any Subsidiary of the Company in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by the Company or any Subsidiary of the Company with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company and with respect to which reserves for payment have been established on the Company Unaudited Balance Sheet). There are no liens for material Taxes upon any of the assets of the Company or any Subsidiary of the Company except liens for current Taxes not yet due and payable.

(e) There are no Contracts relating to allocating or sharing of Taxes to which the Company or any Subsidiary of the Company is a party. Neither the Company nor any Subsidiary of the Company (i) is liable for Taxes of any other Person (under Treas. Reg. §1.1502-6, as successor, as transferee or otherwise), (ii) is currently under any contractual obligation to indemnify any Person with respect to Taxes (except for customary agreements to indemnify lenders or security holders in respect of Taxes) or (iii) is a party to any Contract providing for payments by the Company or any Subsidiary of the Company with respect to any amount of Taxes of any other Person.

(f) Neither the Company nor any Subsidiary of the Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code within the past two years.

(g) Neither the Company nor any Subsidiary of the Company has been a member of any Company Group, other than a Company Group of which the Company is the common parent.

(h) All material Taxes which the Company or any Subsidiary of the Company are required by law to withhold or to collect for payment have been duly withheld and collected and have either been paid or accrued, reserved against and entered on the books of the Company.

(i) No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code.

(j) As a direct or indirect result of the transactions contemplated by this Agreement, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will be an “excess parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder.

(k) Neither the Company nor any Subsidiary of the Company has participated in any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has identified (by notice, regulation, other form of published guidance or otherwise) as a “listed transaction” pursuant to Treasury Regulation § 1.6011-4(b)(2).

(l) No material item of income or gain of the Company or any Subsidiary of the Company has been deferred pursuant to Treasury Regulation §§ 1.1502-13 or -14, or any similar or predecessor Treasury Regulation, whether proposed, temporary or final.

(m) Neither the Company nor any Subsidiary of the Company is or has been required to pay Taxes to, or file Tax Returns in, a jurisdiction outside the United States and no written claim has ever been made by a Governmental Body in a jurisdiction outside the United States where the Company or any Subsidiary of the Company has never paid Taxes or filed Tax Returns asserting that the Company or such Subsidiary is or may be subject to Taxes assessed by such jurisdiction.

2.13 Employee and Labor Matters; Benefit Plans.

(a) To the knowledge of the Company, no Company Employee is a party to or is bound by any noncompetition agreement or other Contract (with any Person) that may have a material effect on the business or operations of the Company.

(b) As of the date of this Agreement, the Company is not a party to, nor does it have a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Company Employee, and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any Company Employee. There is not now pending, and, to the knowledge of the Company, no Person has threatened in writing to commence, any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity. There is no material claim or grievance pending or, to the knowledge of the Company, threatened in writing relating to any employment Contract, wages and hours, plant closing notification, labor dispute, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints.

(c) None of the current or former independent contractors of the Company or any of its Subsidiaries could reasonably be reclassified as an employee, except as would not have and would not reasonably be expected to have a Company Material Adverse Effect.

(d) As of the date of the Agreement, Part 2.13(d) of the Company Disclosure Schedule sets forth an accurate and complete list of each Company Employee Plan and each Company Employee Agreement: (i) involving obligations in excess of $100,000 per annum or (ii) that constitutes a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC). Except as provided in this Agreement, the Company does not intend, nor has it committed, to establish or enter into any new Company Employee Plan or Company Employee Agreement, or to modify any Company Employee Plan or Company Employee Agreement (except (A) to the extent such new Company Employee Plan or Company Employee Agreement, or modification thereof would not (i) involve obligations in excess of $100,000 per annum or (ii) constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) or (B) to conform any such Company Employee Plan or Company Employee Agreement to the requirements of any applicable Legal Requirements).

(e) The Company has delivered or made available to Parent accurate and complete copies of, as of the date of this Agreement: (i) documents setting forth the material terms of each Company Employee Plan, including all amendments thereto and all related trust documents; (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under applicable Legal Requirements in connection with each Company Employee Plan; (iii) if the Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Company Employee Plan assets, if any; (iv) the most recent summary plan description required under ERISA with respect to each Company Employee Plan; (v) all administrative service agreements and group insurance contracts; (vi) all material correspondence since January 1, 2004 to or from any Governmental Body relating to any Company Employee Plan; (vii) all discrimination tests required under the Code for each Company Employee Plan intended to be qualified under Section 401(a) of the Code for the most recent plan year; and (viii) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan intended to be qualified under Section 401(a) of the Code.

(f) Each of the Company and Company Affiliates has performed all obligations required to be performed by it under each Company Employee Plan, and each

Company Employee Plan has been established and maintained in accordance with its terms and in compliance with ERISA and, where applicable, the Code, except as would not reasonably be expected to result in a Company Material Adverse Effect. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and to the knowledge of the Company, no circumstance has occurred or exists which might cause such plan to cease being so qualified. To the knowledge of the Company, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. Each Company Employee Plan (other than any Company Employee Plan to be terminated prior to the Effective Time in accordance with this Agreement) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Parent, the Company or any Company Affiliate (other than any liability for ordinary administration expenses). There are no audits or inquiries pending or, to the knowledge of the Company, threatened in writing by the IRS, the DOL or any other Governmental Body with respect to any Company Employee Plan. There is no pending or, to the knowledge of the Company, threatened claim in respect of any of the Company Employee Plans other than claims for benefits in the ordinary course of business. Neither the Company nor any Company Affiliate has ever incurred any material penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(g) Neither the Company nor any Company Affiliate has ever maintained, established, sponsored, participated in or contributed to any: (i) Company Pension Plan subject to Title IV of ERISA; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) plan described in Section 413 of the Code. No Company Employee Plan is or has been funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. Neither the Company nor any Company Affiliate has ever maintained, established, sponsored, participated in or contributed to any Company Pension Plan in which stock of the Company or any Company Affiliate is or was held as a plan asset. There are no material liabilities of the Company with respect to any Company Employee Plan that are not properly accrued and reflected in the financial statements of the Company in accordance with GAAP.

(h) Neither the Company nor any Company Affiliate maintains, sponsors or contributes to any Company Employee Plan that is an employee welfare benefit plan (as such term is defined in Section 3(1) of ERISA) and that is, in whole or in part, self-funded or self-insured. No Company Employee Plan provides (except at no cost to the Company or any Company Affiliate), or reflects or represents any liability of the Company or any Company Affiliate to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements. Each of the Company and the Company Affiliates has complied with the health care continuation requirements of Part 6 of Title I of ERISA, except as would not reasonably be expected to result in a Company Material Adverse Effect.

(i) Except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will or would reasonably be expected to (either alone or upon the occurrence of termination of employment) constitute an event under any Company Employee Plan, Company Employee Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate.

(j) Each of the Company and Company Affiliates: (i) is, and at all times has been, in compliance in all material respects with any Order or arbitration award of any court, arbitrator or any Governmental Body respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor related matters; and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security, social charges or other benefits or obligations for Company Associates (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case as would not reasonably be expected to result in any liability that is material to the Company and its Subsidiaries taken as a whole.

(k) Except as set forth in Part 2.13(k) of the Company Disclosure Schedule, as of the date of this Agreement, there is no agreement, plan, arrangement or other Contract covering any Company Employee, that, considered individually or considered collectively with any other such Contracts or payments, will, or would reasonably be expected to, be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code or give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code (or any comparable provision under state or foreign Tax laws). The Company is not a party and does not have any obligation under any Contract to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code.

(l) The Company ESPP permits the Company to take the actions set forth in Section 5.3(b) without the approval or consent of any participant in the Company ESPP.

(m) The Company is in compliance in all material respects with the Workers Adjustment and Retraining Notification Act (“WARN”) and any similar state statute and has no liabilities pursuant to WARN or any similar state statute.

2.14 Transactions with Affiliates. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, as of the date of this Agreement, there are no transactions, agreements, arrangements or understandings between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any Affiliate of the Company or Company Associate (other than any of its Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

2.15 Legal Proceedings; Orders.

(a) Except as set forth in the Company SEC Documents filed prior to the date hereof, there is no pending Legal Proceeding to which the Company or its Subsidiaries is a party or, to the knowledge of the Company, to which any other Person is a party, and (ii) to the knowledge of the Company, no Governmental Body or other Person has threatened in writing to commence any Legal Proceeding to which the Company or its Subsidiaries is a party or was so threatened to become a party or, to the knowledge of the Company, to which any other Person is a party or was so threatened to become a party, in each case (1) that would reasonably be expected to have a Company Material Adverse Effect or (2) that challenges, or that seeks to prevent, delay, make illegal or otherwise materially interfere with, the Merger.

(b) There is no Order to which the Company, or any of the material assets owned or used by any the Company, is subject, except as would not reasonably be expected to have a Company Material Adverse Effect.

2.16 Authority. The Company has the corporate right, power and authority to enter into and to perform and, subject to obtaining the affirmative vote of the holders of a majority of the voting power of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting, consummate its obligations under this Agreement. The board of directors of the Company, based on the recommendation of the Special Committee (at a meeting duly called and held or acting by unanimous written consent), as of the date of this Agreement has: (a) determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders other than VHA, UHC and their respective Affiliates and Associates; (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved the Merger; and (c) recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting, which recommendation, as of the date hereof, has not been rescinded, modified or withdrawn in any way.

2.17 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Securities Act, the Exchange Act, the DGCL, state securities or “blue sky” laws, the HSR Act, any other Antitrust Laws (either foreign or domestic) and the rules and regulations of The NASDAQ Stock Market, except as set forth in Part 2.17 of the Company Disclosure Schedule, neither (1) the execution and delivery of this Agreement by the Company, nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will or would reasonably be expected to, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation or bylaws of the Company;

(b) contravene, conflict with or result in a violation of, any Legal Requirement or any Order to which the Company or any of its material assets is subject;

(c) contravene, conflict with or result in a material violation, a material breach or a default of, or forfeiture of any rights under, any of the terms or requirements of any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company as currently conducted;

(d) contravene, conflict with or result in a violation or breach of in any material respect, or result in a default under, any provision of any Company Significant Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Company Significant Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Company Significant Contract; (iii) accelerate the maturity or performance of any such Company Significant Contract; or (iv) cancel, terminate or modify any right, benefit, obligation or other term of such Company Significant Contract; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company,

except, in the case of clauses “(b),” “(c)” and “(e)” of this sentence, as would not reasonably be expected to have a Company Material Adverse Effect. Except: (A) as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any foreign Antitrust Law and the rules and regulations of The NASDAQ Stock Market; and (B) as would not reasonably be expected to have a Company Material Adverse Effect, the Company was not, is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (1) the execution, delivery or performance of this Agreement; or (2) the consummation of the Merger or any of the other Contemplated Transactions.

2.18 Information Supplied. The preliminary and definitive proxy statements to be filed by the Company with the SEC (including information incorporated by reference therein) (collectively, the “Proxy Statement”) shall not, on each relevant filing date, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholders’ Meeting, and any other filings, schedules or materials required under the Exchange Act to be filed with the SEC in connection with obtaining the Required Company Stockholder Vote (as defined in Section 6.3) (each such filing, a “Required Filing”) shall not, as of the date thereof, the date of any amendment or supplement thereto and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or, in the case of the Proxy Statement, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Proxy Statement and any Required Filings will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates should be discovered by the Company which is required to be set forth in a supplement to the Proxy Statement or an amendment or supplement to any Required Filing, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub for inclusion in the Proxy Statement or any Required Filing..

2.19 Fairness Opinion. Prior to the execution of this Agreement, the Company received an opinion from Merrill Lynch, financial advisor to the Company, to the effect that, as of October 10, 2005 and based upon and subject to the matters set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the stockholders of the Company, other than VHA and UHC. The Company shall deliver an executed copy of such opinion to Parent promptly following execution of this Agreement.

2.20 Financial Advisor. Except for Merrill Lynch, the fees and expenses of which will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.21 Environmental Laws. To the knowledge of the Company, there are no, and there have not been any, Materials of Environmental Concern at any property currently or formerly owned or leased by the Company or a Subsidiary under circumstances that have resulted in or are reasonably likely to result in material liability of the Company or a Subsidiary under any applicable Environmental Laws. Neither the Company nor any Subsidiary has received any written notification alleging that it is liable for, or request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar foreign, state or local law, concerning, any release or threatened release of Materials of Environmental Concern at any location except, (i) with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Body or (ii) as would not reasonably be expected to have a Company Material Adverse Effect

2.22 Insurance. Part 2.22 of the Company Disclosure Schedule sets forth a list of all policies of insurance currently in effect. Each of such policies is in full force and effect, and the Company shall cause each of such policies or comparable policies to be kept in full force and effect through the Effective Time. Each policy relating to director and officer liability, business continuity or interruption or worker’s compensation will not in any way be affected by or terminate or lapse by reason of the Contemplated Transactions. The Company has complied in all material respects with each of such insurance policies and has not failed to give any notice or present any claim thereunder in a due and timely manner. Except as disclosed in Part 2.22 of the Company Disclosure Schedule, the full policy limits (subject to deductibles provided in such policies) are available and unimpaired under each such policy and, to the knowledge of the Company, no insurer under any of such policies has a basis to void such policy on grounds of non-disclosure on the part of the policyholder or the insured thereunder. The Company has not received any notice of termination or cancellation or denial of coverage with respect to a material claim under any insurance policy.

2.23 State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the transactions contemplated by this Agreement. The action of the board of directors of the Company in approving the Merger, this Agreement and the transactions contemplated hereby is sufficient to render the restrictions on “business combinations” set forth in Section 203 of the DGCL inapplicable to the Merger, this Agreement and the other transactions contemplated hereby.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows, subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Parent Disclosure Schedule corresponding to the particular Section or subsection in this Section 3 in which such representation and warranty appears; (b) any exceptions or disclosures cross-referenced to another part or subpart of the Parent Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Parent Disclosure Schedule to the extent it is reasonably apparent that such exception or disclosure qualifies such other representation or warranty:

3.1 Due Organization.

(a) Parent is a limited liability company and Merger Sub is a corporation, in each case, duly organized, validly existing and in good standing under the laws of the State of Delaware and have all necessary power and authority: (i) to conduct their businesses in the manner in which their businesses are currently being conducted; (ii) to own or lease and use their assets in the manner in which their assets are currently owned or leased and used; and (iii) to perform their obligations under all Contracts by which they are bound that are material to Parent and its Subsidiaries taken as a whole.

(b) Each of Parent and Merger Sub (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of such jurisdictions where the nature of its business requires such qualification, except as would not reasonably be expected to have a Parent Material Adverse Effect.

3.2 Absence of Changes. Since December 31, 2004, there has not been any Parent Material Adverse Effect;

3.3 Compliance with Legal Requirements. Each of Parent and Merger Sub are in compliance with all applicable Legal Requirements, except as would not reasonably be expected to affect its ability to consummate the Merger or any of the other transactions contemplated by this Agreement. Neither Parent nor Merger Sub has received any written notice from any Governmental Body or other Person regarding any actual or possible violation in any material respect of, or failure to comply in any material respect with, any Legal Requirement that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger.

3.4 Legal Proceedings. There is no pending Legal Proceeding against Parent or any of its Subsidiaries and, to the knowledge of Parent, no Governmental Body or other Person has threatened in writing to commence any Legal Proceeding against Parent or any of its Subsidiaries, that challenges, or that seeks to prevent, delay, make illegal or otherwise interfere with, the Merger.

3.5 Authority. Parent has the limited liability company right, power and authority to enter into and to perform and consummate its obligations under this Agreement. Merger Sub has the corporate right, power and authority to enter into and to perform and consummate its obligations under this Agreement. The board of directors of Parent (at a meeting duly called and held or acting by unanimous written consent) as of the date of this Agreement has: (a) determined that the Merger is advisable and in the best interests of Parent; and (b)

authorized and approved the execution, delivery and performance of this Agreement by Parent and approved the Merger. The board of directors of Merger Sub (by unanimous written consent) has: (i) determined that the Merger is advisable and fair to, and in the best interests of, Merger Sub and its stockholder; (ii) authorized and approved the execution, delivery and performance of this Agreement by Merger Sub and approved the Merger; and (iii) recommended the adoption of this Agreement by the stockholder of Merger Sub and directed that this Agreement and the Merger be submitted for consideration by the stockholder of Merger Sub. Parent, as sole stockholder or Merger Sub, has adopted this Agreement. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary limited liability company or corporate, as applicable, action on the part of each of Parent and Merger Sub. Parent has the limited liability company right, power and authority to enter into and to perform and consummate its obligations under the New Outsourcing Agreement. The board of directors of Parent (at a meeting duly called and held or acting by unanimous written consent) as of the date of this Agreement has authorized and approved the execution, delivery and performance of the New Outsourcing Agreement by Parent.

3.6 Ownership of Company Common Stock. As of the date hereof, neither Parent nor any Subsidiary of Parent, either individually or collectively with such other Persons, owns more than 15% of the outstanding voting stock of the Company within the meaning of Section 203 of the DGCL.

3.7 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Securities Act, the Exchange Act, the DGCL, state securities or “blue sky” laws, the HSR Act and any other Antitrust Law (either foreign or domestic), neither (1) the execution and delivery of this Agreement by Parent and Merger Sub, nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will or would reasonably be expected to, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation or bylaws of Merger Sub or the limited liability company agreement or certificate of formation of Parent;

(b) contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Parent or Merger Sub, or any of their material assets, is subject; or

(c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Contract of Parent, or give any Person the right to: (i) declare a default or exercise any remedy under any such Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Contract; (iii) accelerate the maturity or performance of any such Contract; or (iv) cancel, terminate or modify any right, benefit, obligation or other term of such Contract;

except, in the case of clauses “(b)” and “(c)” of this sentence, as would not reasonably be expected to have a Parent Material Adverse Effect. Except: (A) as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act and any foreign Antitrust Law; and

(B) as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor Merger Sub was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (1) the execution, delivery or performance of this Agreement; or (2) the consummation of the Merger or any of the other Contemplated Transactions.

3.8 Information Supplied. The information supplied by Parent for inclusion in the Proxy Statement and any Required Filing shall not (i) in the case of the Proxy Statement, on each relevant filing date, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholders’ Meeting, or (ii) in the case of any Required Filing, as of the date thereof, the date of any amendment or supplement thereto and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time, any event relating to Parent or any of its Affiliates should be discovered by Parent which is required to be set forth in a supplement to the Proxy Statement or an amendment or supplement to any Required Filing. Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in the Proxy Statement or any Required Filing.

3.9 Financial Advisor. Except for William Blair & Company, L.L.C., the fees and expenses of which will be paid by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.10 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.11 Financing. Parent has delivered to the Company a true and complete copy of an executed commitment letter (the “Commitment Letter”) from General Electric Capital Corporation (“GECC”) to provide debt financing in connection with the Merger and the other Contemplated Transactions in an aggregate amount set forth therein (the “Financing”). As of the date hereof, the Commitment Letter has not been amended or modified and the respective commitments contained in such letter have not been withdrawn or rescinded in any respect. Parent, and to Parent’s knowledge, GECC, have the corporate right, power and authority to enter into and to perform and consummate their obligations under the Commitment Letter. The Commitment Letter has been duly and validly executed and delivered by Parent and, to Parent’s knowledge, by GECC and constitutes a legal, valid and binding obligation of Parent and, to Parent’s knowledge, of GECC, enforceable against each in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally from time to time in effect and to general equitable principles. As of the date hereof, the Commitment Letter is in full force and effect and, except as set forth on

Section 3.11 of the Parent Disclosure Letter, there are no conditions precedent related to the funding of the full amount of the Financing, other than as set forth in the Commitment Letter. Parent has complied in all material respects with its obligations set forth in the Commitment Letter.

3.12 Investigation. Parent has conducted its own independent review and analysis of the business, operations, technology, assets, liabilities, results of operations, financial condition and prospects of the Company and acknowledges that the Company has provided Parent with access to the personnel, properties, premises and records of the Company for this purpose. In entering into this Agreement, Parent has relied solely upon its own investigation and analysis, and Parent acknowledges that, except for the specific representations and warranties of the Company contained in this Agreement, neither the Company nor any of its Affiliates, Associates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or otherwise made available to Parent or any of its Affiliates, Associates, agents or representatives.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. During the period commencing on the date of this Agreement and ending as of the earlier of the Effective Time or the termination of this Agreement (the “Pre-Closing Period”), the Company shall (and shall cause its Subsidiaries to): (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours, upon reasonable notice to the Company, to the Company’s and its Subsidiaries’ personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company or its Subsidiaries; and (b) provide or make available to Parent and Parent’s Representatives such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Company or its Subsidiaries as Parent may reasonably request. Without limiting the generality of any of the foregoing, during the Pre-Closing Period and subject to applicable Antitrust Laws, the Company and Parent shall promptly provide the other party with copies of any notice, report or other document filed with or sent to any Governmental Body on behalf of the Company, Parent or Merger Sub, as applicable, in connection with the Merger or any of the other Contemplated Transactions. The foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company could reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or the violation of any obligations of the Company with respect to confidentiality if the Company shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the waiver of any applicable attorney-client privilege so long as the Company has taken reasonable steps to permit inspection of or to disclose information described in this clause (ii) on a basis that does not compromise the Company’s privilege with respect thereto or (iii) the violation of any applicable Legal Requirement. The parties shall seek in good faith appropriate substitute disclosure arrangements under circumstances in which the immediately preceding sentence applies. No investigation by Parent shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

4.2 Operations Prior to Closing.

(a) Except as set forth in Part 4.2(a) of the Company Disclosure Schedule or as expressly contemplated or permitted by this Agreement, during the Pre-Closing Period, the Company shall, in all material respects, conduct its business and operations in the ordinary course and in accordance with past practices and the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries and maintain its existing relationships and goodwill with material customers, suppliers, distributors, creditors, lessors, lessees, employees and business associates.

(b) Without limiting the generality of the foregoing clause (a), except as set forth in Part 4.2(b) of the Company Disclosure Schedule or as expressly contemplated or permitted by this Agreement, during the Pre-Closing Period, the Company shall not, and shall not permit any Subsidiary to (without the prior written consent of Parent, which consent shall not be unreasonably withheld):

(i) (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, except for dividends by a wholly-owned Subsidiary of the Company, or (B) repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than pursuant to the Company’s right to repurchase restricted shares of Company Common Stock held by a Company Employee upon termination of such Company Employee’s employment;

(ii) sell, issue, grant, pledge or otherwise encumber or authorize the sale, issuance, grant, pledge or encumbrance of: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exercisable or exchangeable for any capital stock or other security (except that the Company may issue shares of Company Common Stock: (aa) upon the valid exercise of Company Options outstanding as of the date of this Agreement and (bb) upon the valid exercise of purchase rights under the Company ESPP);

(iii) amend or waive any of its rights under, or, except as contemplated pursuant to Section 5.3(a) of this Agreement, accelerate the vesting under, any provision of any of the Company Option Plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security, except as required by applicable Legal Requirements;

(iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws of the Company or any Subsidiary of the Company;

(v) adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(vi) authorize or make any commitment with respect to any capital expenditure (except that the Company may authorize or make a commitment with respect to any capital expenditures that, in the aggregate, do not exceed $200,000 between the date hereof and December 31, 2005 or $200,000 in any fiscal quarter thereafter);

(vii) other than in the ordinary course of business and consistent with past practices, amend, terminate (other than expiration in accordance with its terms) or waive any material right or remedy under, any Company Significant Contract;

(viii) other than the renewal or extension of any such contract on substantially similar terms, enter into any contract that would have been a Company Significant Contract pursuant to Section 2.8(a)(iii) or (v) had it been in effect as of the date hereof;

(ix) acquire, lease or license any right or other asset from any other Person (except as permitted under clause (vi) above) or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for any right or asset: (A) acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices and not in an aggregate amount of more than $50,000; or (B) that is not material to the business of the Company);

(x) acquire (including by merger, consolidation, acquisition of stock or assets or any other business combination) any business or any corporation, partnership, association or other business organization or division thereof that is material to the Company;

(xi) make any pledge of any of its material assets or permit any of its material assets to become subject to any Encumbrances;

(xii) lend money to any Person (other than (1) routine travel and business expense advances and sales commissions draws made to Company Employees in the ordinary course of business and (2) routine deferred collections of withholding taxes from employees who are not executive officers of the Company (as defined in Rule 3b-7 under the Exchange Act) in connection with the vesting of restricted shares issued under the Company Option Plans), or incur, guarantee assume or otherwise become responsible for any indebtedness in excess of $100,000 in the aggregate;

(xiii) except as expressly contemplated by Section 4.2(b)(xiv), establish, adopt, enter into or amend any Company Employee Plan or Company Employee Agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any Company Employees (except that the Company: (A) may provide routine, reasonable salary increases to Company Employees who are not executive officers of the Company (as defined in Rule 3b-7 under the Exchange Act) in the ordinary course of business and in accordance with past practices in connection with the Company’s customary employee review process; (B) may amend the Company Employee Plans to the extent required by applicable Legal Requirements; (C)

may make customary bonus payments and profit sharing payments consistent with past practices in accordance with bonus and profit sharing plans existing on the date of this Agreement and (D) may make stay bonus payments to any employee not listed on Part 4.2(b)(xiii) of the Company Disclosure Schedule so long as such payments are not in excess of $25,000 to any individual employee or $250,000 in the aggregate (it being understood that such $250,000 aggregate total shall be increased by an amount, if any, equal to one-half of the sum of (1) the aggregate amount of Option Cash Consideration payable in respect of any options that are outstanding as of the date hereof that expire or are terminated after date hereof and prior to the Closing plus (2) the amount equal to the product of (aa) the number of any Unvested Company Shares outstanding as of the date hereof that expire or are terminated after the date hereof and prior to the Closing and (bb) the Per Share Merger Consideration);

(xiv) hire any employee (A) with an annual base salary in excess of $100,000 or (B) at the level of executive vice president or above;

(xv) other than in the ordinary course of business and consistent with past practices or as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

(xvi) (A) make or change any material Tax election, (B) enter into any settlement or compromise of any material Tax liability or (C) surrender any right to claim a material Tax refund;

(xvii) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(xviii) settle or compromise any pending or threatened suit, action, claim, arbitration, mediation, inquiry, Legal Proceeding or investigation of or against the Company or any Subsidiary of the Company, unless in connection with such settlements or compromises (A) there is no finding or admission of any violation of any Legal Requirement or the rights of any Person and (B) the sole relief provided is monetary damages not in excess of $100,000 in the aggregate;

(xix) enter into any material Contract that requires the consent or approval of any Person to consummate the Contemplated Transactions;

(xx) enter into a new, or amend in any material respect any existing, transaction, agreement, arrangement or understanding between (A) the Company or any Subsidiary of the Company, on the one hand, and (B) any Affiliate or Associate of the Company (other than any Subsidiary of the Company), on the other hand; or

(xxi) agree or commit to take any of the actions described in clauses “(i)” through “(xx)” of this Section 4.2(b).

If the Company desires to take an action that requires the prior written consent of Parent pursuant to this Section 4.2(b), which consent shall not be unreasonably withheld, the Company shall deliver to Parent a written request for such written consent. Parent shall use commercially reasonable efforts to approve or deny the Company’s request as soon as reasonably practicable, and in any event within two business days after Parent has received the Company’s request. If the Company receives no such consent or denial within two business days after Parent has received the Company’s request, Parent shall be deemed to have granted its consent to the action set forth in such request.

(c) During the Pre-Closing Period, neither Parent nor any of its Subsidiaries shall (without the prior written consent of the Company, which consent shall not be unreasonably withheld) acquire or agree to acquire by merging or consolidating with, or by purchasing any controlling equity interest in, or all or substantially all of the assets of, any business or any corporation, partnership, association or other business organization or division thereof (any such transaction, a “Business Acquisition”) if such Business Acquisition would be reasonably likely to (i) result in a material delay of the termination or expiration of any waiting period applicable to the Merger under the HSR Act or (ii) materially increase the likelihood of the institution of an injunction of the Merger under any Antitrust Law.

(d) During the Pre-Closing Period, the Company shall promptly notify Parent in writing after learning of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely or that would reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any material Legal Proceeding or material claim threatened in writing, commenced or asserted against or with respect to the Company. No notification given to Parent pursuant to this Section 4.2(d) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

(e) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 impossible or unlikely or that would reasonably be expected to have a Parent Material Adverse Effect. Without limiting the generality of the foregoing, Parent shall promptly advise the Company in writing of any material Legal Proceeding or material claim threatened in writing, commenced or asserted against or with respect to Parent relating to the Merger or the other Contemplated Transactions. No notification given to the Company pursuant to this Section 4.2(e) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

4.3 No Solicitation.

(a) During the Pre-Closing Period, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly:

(i) solicit, initiate or knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal;

(ii) furnish any information (including non-public information) regarding the Company to any Person in connection with or in response to an Acquisition Proposal;

(iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; or

(iv) enter into any Contract contemplating or providing for any Acquisition Transaction;

provided, however, that prior to the Company Stockholders’ Meeting, this Section 4.3(a) shall not prohibit the Company from furnishing information (including non-public information) regarding the Company to, or entering into discussions and negotiations with, any Person in response to an Acquisition Proposal made after the date hereof that constitutes, or has a reasonable likelihood of resulting in, a Superior Offer if: (A) neither the Company nor any Representative of the Company shall have breached any of the other provisions set forth in this Section 4.3; (B) the Special Committee concludes in good faith, after having consulted with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and (C) prior to furnishing any information regarding the Company to any such Person, such Person has entered into a confidentiality agreement with the Company on terms with respect to confidentiality and any standstill obligations that are substantially similar to and no more favorable to such Person than those contained in the Parent Non-Disclosure Agreement (which standstill obligations may expire when the standstill obligations in the Parent Non-Disclosure Agreement expire). At least two business days prior to furnishing any such information to, or entering into discussions or negotiations with, such Person, the Company shall (A) give Parent written notice of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions or negotiations with, such Person and (B) furnish such information to Parent (to the extent such information has not been previously furnished by the Company to Parent). The Company agrees that neither it nor its Subsidiaries will enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent.

(b) The Company shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal) advise (orally and in writing) Parent of any Acquisition Proposal or inquiry that would reasonably be expected to lead to the making of an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent reasonably informed on a prompt basis with respect to: (i) the status of any such Acquisition Proposal; and (ii) the status and terms of any material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any discussions ongoing as of the date of this Agreement with any Person that relate to any Acquisition Proposal.

(d) The Company shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries. The Company shall not terminate, amend, modify or waive (except, in the case of amendments or modifications, as permitted by the proviso to Section 4.3(a)) any provision of any confidentiality or standstill or similar agreement to which the Company or any of its Subsidiaries is a party. The Company shall enforce, to the fullest extent permitted under applicable Legal Requirements, the provisions of any such agreements, including using commercially reasonable efforts to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

Section 5. ADDITIONAL COVENANTS OF THE PARTIES

5.1 Company Proxy Statement; Required Filing.

(a) Promptly after the date of this Agreement, the Company shall prepare (with the assistance of Parent) and cause to be filed with the SEC (i) preliminary proxy materials to obtain the Required Company Stockholder Vote and (ii) any Required Filings. Promptly following the later of (i) receipt and resolution of SEC comments on the preliminary proxy materials and any Required Filing or (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file definitive proxy materials with the SEC and cause the Proxy Statement to be mailed to its stockholders. Parent and the Company will cooperate with each other in the preparation of the Proxy Statement and any Required Filing and, prior to filing the Proxy Statement or any Required Filing, the Company shall provide Parent with reasonable opportunity to review and comment on each such filing in advance.

(b) The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement or any Required Filing) and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any Required Filing or any other filing or for additional/supplemental information, and will promptly supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement, any Required Filing or other filing. Parent and the Company will cooperate with each other in the preparation of any written response and the Company shall provide Parent with reasonable opportunity to review and comment on any written response in advance. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement, any Required Filing or any other filing, the Company shall promptly inform Parent of such occurrence, cooperate with Parent in the preparation of any such amendment or supplement, provide Parent with reasonable opportunity to review and comment on any such amendment or supplement in advance, and shall cooperate in filing with the SEC or its staff or any other government officials, and/or, to the extent required, mailing to the stockholders of the Company, such amendment or supplement.

5.2 Company Stockholders’ Meeting.

(a) As promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, the Company shall take all action necessary under all applicable Legal Requirements to duly call, give notice of and hold a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement by the Required Company Stockholder Vote (the “Company Stockholders’ Meeting”), which meeting shall also be the annual meeting of the holders of Company Common Stock. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Subject to Section 5.2(c): (i) the Proxy Statement shall include a statement to the effect that the board of directors of the Company, based in part upon the recommendation of the Special Committee, recommends that the Company’s stockholders vote to adopt this Agreement at the Company Stockholders’ Meeting (the recommendation of the Company’s board of directors, based in part upon the recommendation of the Special Committee, that the Company’s stockholders vote to adopt this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or the Special Committee to withdraw the Company Board Recommendation or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted. Notwithstanding anything to the contrary herein: (A) nothing in this Agreement shall preclude the Company from making any public disclosure of any material facts, including the fact that an Acquisition Proposal has been submitted to the Company, if: the Company’s board of directors or the Special Committee determines in good faith, after taking into account the advice of the Company’s outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties or is required by any Legal Requirement; and (B) nothing in this Agreement shall preclude the Company, the Company’s board of directors or the Special Committee from complying with Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act with regard to an Acquisition Proposal).

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent, if the Company’s board of directors or the Special Committee determines in good faith, after consulting with outside legal counsel, that the failure to withdraw or modify the Company Board Recommendation would be inconsistent with its fiduciary duties under applicable Legal Requirements. The Company shall notify Parent promptly (but in no event later than 24 hours after such withdrawal or modification) of any withdrawal of or modification to the Company Board Recommendation.

(d) Prior to a termination of this Agreement pursuant to Section 8.1, the Company’s obligation to duly call, give notice of and hold the Company Stockholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, making, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

5.3 Stock Options and Company ESPP.

(a) As permitted by the terms of the Company Option Plans, the compensation committee of the Company’s board of directors will take all necessary actions such that at the Effective Time, each Company Option and each restricted share issued under the Company Option Plans will, to the extent not vested, accelerate and become fully vested and exercisable.

(b) Prior to the Effective Time, the Company shall take all actions that may be reasonably necessary to: (i) cause any outstanding offering period under the Company ESPP to be terminated as of the last business day prior to the date on which the Merger becomes effective (the last business day prior to the date on which the Merger becomes effective being referred to as the “Designated Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause the exercise as of the Designated Date of each outstanding purchase right under the Company ESPP; and (iv) provide that no further offering period or purchase period shall commence under the Company ESPP after the Designated Date; provided, however, that the actions described in clauses “(i)” through “(iv)” of this sentence shall be conditioned upon the consummation of the Merger. On the Designated Date, the Company shall apply the funds credited as of such date under the Company ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP. Immediately prior to and effective as of the Effective Time (and subject to the consummation of the Merger), the Company shall terminate the Company ESPP.

5.4 Employee Benefits.

(a) Parent agrees that all employees of the Company or its Subsidiaries who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) will be eligible to participate in: (i) Parent’s employee benefit plans and programs, including, if applicable, any profit sharing plan, severance plan, medical plan, dental plan, life insurance plan, time-off programs and disability plan, in each case to substantially the same extent as similarly situated employees of Parent; and (ii) such Company Employee Plans, if any, as are continued by the Company or any of its Subsidiaries following the Closing Date, or are assumed by Parent (for the purposes of this Section 5.4 only, the plans referred to in clauses “(i)” and “(ii)” of this sentence being referred to as “Specified Parent Benefit Plans”). Each Continuing Employee shall, to the extent permitted by applicable Legal Requirements, receive full credit for purposes of eligibility, vesting, level of benefits and benefit accrual under the Specified Parent Benefit Plans in which such Continuing Employee participates for the years of continuous service by such Continuing Employee recognized by the Company or its Subsidiaries prior to the Effective Time, except to the extent such credit would result in the duplication of benefits for such Continuing Employee. With respect to any welfare benefit plans maintained by Parent for the benefit of Continuing Employees located in the United States, subject to any applicable plan provisions, contractual requirements or Legal Requirements, Parent shall: (A) cause to be waived any eligibility requirements or pre-existing condition limitations; and (B) to the extent permitted by the terms of the applicable plans and only to the extent taken into account under the applicable Company

Employee Plan, give effect, in determining any deductible maximum out-of-pocket limitations, to amounts paid by such Continuing Employees with respect to substantially similar plans maintained by the Company or its Subsidiaries during the plan year in which the Effective Time occurs.

(b) Nothing in this Section 5.4 or elsewhere in this Agreement shall be construed to create a right in any Company Employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent. Except for Indemnified Persons (as defined in Section 5.5(a)) to the extent of their respective rights pursuant to Section 5.5, no Company Employee, and no Continuing Employee, shall be deemed to be a third party beneficiary of this Agreement.

(c) If requested by Parent at least five business days prior to the Closing Date, the Company shall take (or cause to be taken) all actions pursuant to resolutions of the Company’s board of directors necessary or appropriate to terminate, effective no later than the day prior to the date on which the Merger becomes effective, any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company’s board of directors of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval shall not be unreasonably withheld).

5.5 Indemnification of Officers and Directors.

(a) After the Effective Time for a period of six years from the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of the Company or any of its subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring or alleged to occur on or prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement to the extent that any such Indemnified Person is indemnified by the Company pursuant to the Company’s certificate of incorporation and bylaws as in effect on the date hereof, any other indemnification arrangement as in effect on the date hereof or the DGCL. Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms each of the covenants contained in this Section 5.5.

(b) The Surviving Corporation shall (i) cause to be obtained a “tail” insurance policy with a claim period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers of the Company occurring prior to the Effective Time or (ii) maintain in effect for a period of six years following the Effective Time, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers of the Company occurring prior to the Effective Time, the Company’s existing policy of directors’ and officers’ liability insurance (in the form delivered or made available by the Company to Parent prior to the date of this Agreement) (the “Existing D&O Policy”); provided, however, that if, during such six-year period, (1) such “tail” insurance policy expires, is terminated or cancelled, then the Surviving Corporation shall cause to be obtained as much “tail” insurance coverage as may be obtained for the remainder of such period for an amount not in excess of 300% of the last annual premium paid prior to the date hereof (the “Current Premium”) or (2) the Existing D&O Policy expires, is terminated or cancelled or is at an annual premium in excess of 200% of the Current Premium, then the Surviving Corporation shall provide only such coverage as may be obtained for the remainder of such period for an amount not in excess of 200% (on an annualized basis) of the Current Premium.

(c) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 5.5.

(d) This Section 5.5 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons, their heirs and personal representatives and shall be binding on Parent, the Surviving Corporation and its respective successors and assigns, and may not be amended, altered or repealed in a manner that could reasonably be expected to be adverse to the Indemnified Persons after the Effective Time without the prior written consent of the affected Indemnified Person (provided that such amendment, alteration or repeal prior to the Effective Time shall be governed by Section 9.1). In the event that Parent, the Surviving Corporation or any of its respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 5.5.

5.6 Regulatory Approvals and Related Matters.

(a) In addition to and without limitation on the other provisions of this Section 5.6, each party shall use reasonable best efforts to prepare and file, as promptly as practicable after the date of this Agreement, all necessary notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions. Without limiting the generality of the foregoing, the Company and Parent shall, as promptly as practicable after the date of this Agreement, prepare and file the notifications required under the HSR Act and under any other Legal Requirement that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) in connection with the Merger. The Company and Parent shall use reasonable best efforts to respond as promptly as practicable to: (i) any inquiries or requests (including any “second request” for information) received from the Federal Trade Commission or the U.S. Department of Justice (“FTC/DOJ”) for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust or related matters.

(b) Parent, Merger Sub and the Company each shall promptly supply the other party with any information that may be required in order to effectuate any filings or applications pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Non-Disclosure Agreements, each of the Company and Parent shall consult with the other party prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Body by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the Contemplated Transactions, coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Body in connection with this Agreement or the Contemplated Transactions; provided that with respect to any such filing, presentation or submission, each of Parent and the Company need not supply the other (or its counsel) with copies (or, in case of oral presentations, a summary) to the extent that any Legal Requirement applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information or to the extent required by any existing confidentiality or non-disclosure agreement.

(c) Each party will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Body in connection with any filings made pursuant hereto, and (ii) any request by any officials of any Governmental Body for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any applicable Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), each party will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Body such amendment or supplement.

(d) Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate the Merger and the Company Stockholder Voting Agreements and, without limiting the generality of the foregoing, each party to this Agreement: (i) shall prepare and make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; and (ii) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions, including, but not limited to, (A) entering into negotiations with any applicable Governmental Body; (B) providing information required by law or governmental regulation; and (C) substantially complying with any “second request” for information pursuant to Antitrust Law; provided, however, that nothing in this Agreement shall require, or be construed to require, Parent to (1) proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates (or to consent to any sale, or agreement to sell, by the Company of any of its assets or businesses) or (2) agree to any changes or restriction in the operations of any such assets or businesses that, in the case of clause (2), would have a Parent Material Adverse Effect as defined in subsection (a) of the term “Parent Material Adverse Effect.”

(e) Notwithstanding anything to the contrary contained in this Section 5.6 or elsewhere in this Agreement, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, Parent, Merger Sub and the Company shall use their reasonable best efforts to: (i) contest, resist or resolve any such proceeding or action; and (ii) to have vacated, lifted, reversed or overturned any injunction resulting from such proceeding or action.

5.7 Confidentiality; Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously entered into the Non-Disclosure Agreements, each of which shall continue in full force and effect in accordance with its terms.

(b) The initial press release issued by Parent and the Company concerning this Agreement and the Contemplated Transactions shall be a joint press release and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement regarding the Merger or the Contemplated Transactions, except as may be required by applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Section 5.7, the obligations of Parent and the Company set forth in this Section 5.7 shall not apply with respect to any public statement pursuant to Section 5.2(b) or relating to the withdrawal or modification of the Company Board Recommendation pursuant to Section 5.2(c).

5.8 Takeover Statutes. The Company and the board of directors of the Company shall (i) use reasonable best efforts to ensure that Section 203 of the DGCL and any similar statute or regulation will not become applicable to this Agreement and the Contemplated Transactions and (ii) if Section 203 of the DGCL or any similar statute or regulation becomes applicable to this Agreement or any transactions contemplated hereby, use reasonable best efforts to ensure that the Merger and the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated hereby.

5.9 Financing.

(a) Parent shall use its reasonable best efforts to satisfy the conditions contained in the Commitment Letter relating to Parent and obtain the Financing on the terms and conditions described in the Commitment Letter (provided that Parent and Merger Sub may replace or amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Commitment Letter as of the date hereof, or otherwise so long as the terms would not adversely impact the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby) and shall keep the Company promptly apprised of all developments that would materially affect or delay the consummation of the Financing. Parent will comply in all material respects with each of its obligations under the Commitment Letter. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall promptly notify the Company and use its reasonable best efforts to arrange to obtain alternative financing from alternative sources (on terms and conditions substantially the same as the terms and conditions as set forth in the Commitment Letter) in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event.

(b) Prior to the Closing, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide to Parent and Merger Sub all cooperation reasonably requested by Parent that is necessary in connection with the Financing, including using reasonable best efforts to (i) participate in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, (iii) upon the Effective Date, execute and deliver any definitive financing documents or other customary certificates, legal opinions or documents as may be reasonably requested by Parent (including consents of accountants for use of their reports in any materials relating to the Financing), (iv) subject to the terms and limitations of Section 4.1, furnish Parent and Merger Sub and their financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act, to consummate the offerings of any debt securities contemplated by the Commitment Letter and (v) obtain accountants’ comfort letters and legal opinions as reasonably requested by Parent; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. Parent shall reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation.

5.10 Performance of Obligations by Parent and Merger Sub. Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger and Parent shall cause Merger Sub to perform each of its obligations under this Agreement.

5.11 Resignations. The Company shall prepare and deliver to Parent at or prior to the Closing evidence reasonably satisfactory to Parent of the resignations of all directors of the Company effective as of the Closing.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

6.1 Accuracy of Company Representations. The representations and warranties of the Company contained in Section 2.2(a) (Capitalization, Etc.), 2.16 (Authority) and 2.20 (Financial Advisor) shall be true and correct with respect to those matters that are qualified by Company Material Adverse Effect or other materiality standard and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case on the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct or true and correct in all material respects, as applicable, as of such earlier date). The representations and warranties of the Company set forth in Section 2 of this Agreement other than those listed in the immediately preceding sentence shall be true and correct, without giving effect to any Company Material Adverse Effect or other materiality qualifier within such representations and warranties, on the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

6.2 Performance of Covenants. All of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3 Company Stockholder Approval. This Agreement shall have been duly adopted by the holders of (a) a majority of the voting power of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting and (b) a majority of the voting power of the shares of Company Common Stock voting at the Company Stockholders’ Meeting that are not beneficially owned by VHA, UHC or their respective Affiliates and Associates (the votes required in clauses “(a)” and “(b)” being referred to herein as the “Required Company Stockholder Vote”).

6.4 Company Officers’ Certificate. Parent shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company, in their capacities as such, confirming that the conditions set forth in Sections 6.1 (Accuracy of Company Representations), 6.2 (Performance of Covenants) and 6.3 (Company Stockholder Approval) have been satisfied.

6.5 HSR Waiting Period. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

6.6 Other Governmental Approvals. Any Governmental Authorization or other Consent required to be obtained with respect to the Merger under any material Antitrust Law set forth on Part 6.6 of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect.

6.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.8 Share Exchanges. The Share Exchanges with VHA and UHC shall have been consummated in accordance with the terms of the Exchange Agreements.

6.9 Financing. The Company, Parent or Merger Sub shall have received the proceeds of the Financing on the terms set forth in the Commitment Letter, or shall have otherwise obtained the financing required in order for Parent and Merger Sub to fulfill its obligations under this Agreement.

6.10 New Outsourcing Agreement. The New Outsourcing Agreement shall be in full force and effect.

6.11 No Company Material Adverse Effect. Since the date of this Agreement, no Effect shall have occurred that, individually or when together with all other Effects, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 7. CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

7.1 Accuracy of Parent and Merger Sub Representations. The representations and warranties of Parent and Merger Sub set forth in Section 3 of this Agreement shall be true and correct, without giving effect to any Parent Material Adverse Effect or other materiality qualifier within such representations and warranties, on the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

7.2 Performance of Covenants. All of the covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Company Stockholder Approval. This Agreement shall have been duly adopted by the Required Company Stockholder Vote.

7.4 Parent Officer’s Certificate. The Company shall have received a certificate executed by an executive officer of Parent, in his or her capacity as such, confirming that the conditions set forth in Sections 7.1 (Accuracy of Parent and Merger Sub Representations) and 7.2 (Performance of Covenants) have been satisfied.

7.5 HSR Waiting Period. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

7.6 Other Governmental Approvals. Any Governmental Authorization or other Consent required to be obtained with respect to the Merger under any material Antitrust Law set forth on Part 7.6 of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect.

7.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order against the Company preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.8 New Outsourcing Agreement. The New Outsourcing Agreement shall be in full force and effect.

Section 8. TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company, duly authorized by the board of directors of Parent and the Company’s board of directors (with the approval of the Special Committee);

(b) by either Parent or the Company (with the approval of the Special Committee) if the Merger shall not have been consummated by February 28, 2006 or any other date that Parent and the Company may agree upon in writing (the “Initial End Date”); provided, however, that if the Merger shall not have been consummated by the Initial End Date, but on such date, all of the conditions to Closing set forth in Sections 6 and 7 (other than conditions that by their nature are only satisfied as of the Closing) other than the conditions set forth in Sections 6.5, 6.6, 6.8 (provided that the Exchange Agreement shall still be in full force and effect), 6.9, 7.5 and 7.6 have been satisfied or waived in writing, then neither party shall be permitted to terminate the Agreement pursuant to this Section 8.1(b) until April 30, 2006 (the “Extended End Date”); provided, further, however, that in the event that a “second request” for information pursuant to the Antitrust Laws shall have been issued by the FTC/DOJ with respect to the Merger: (A) a party may terminate the Agreement pursuant to this Section 8.1(b) on any date that is both after the Initial End Date and 90 days following the date on which such party shall have certified to the FTC/DOJ its “substantial compliance” with such second request, and the FTC/DOJ shall not have, within 30 days following the date of such certification, disputed such party’s certification of substantial compliance, even if such date is before the Extended End Date; and (B) a party shall not be permitted to terminate the Agreement pursuant to this Section 8.1(b) until the date that is both after the Initial End Date and 90 days following the date on which such party shall have certified to FTC/DOJ its “substantial compliance” with such second request, and the FTC/DOJ shall not have, within 30 days following the date of such certification, disputed such party’s certification of substantial compliance, even if such date is after the Extended End Date; and, provided, further, however, in any event, a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the Initial End Date or the Extended End Date, as the case may be, is principally caused by the failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(c) by either Parent or the Company (with the approval of the Special Committee) if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(d) by either Parent or the Company (with the approval of the Special Committee) if: (i) the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote;

(e) by Parent if a Company Triggering Event shall have occurred;

(f) by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that, if such breach were occurring or continuing on the Closing Date, the conditions set forth in Section 6.1 or Section 6.2 would not be satisfied and which breach cannot be or has not been cured prior to the earlier to occur of (i) 30 days following written notice thereof to the breaching party or (ii) the Initial End Date or, if applicable, the Extended End Date;

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that, if such breach were occurring or continuing on the Closing Date, the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied and which breach cannot be or has not been cured prior to the earlier to occur of (i) 30 days following written notice thereof to the breaching party or (ii) the Initial End Date or, if applicable, the Extended End Date; or

(h) by the Company, if (i) the Company’s board of directors or the Special Committee authorizes the Company, subject to complying with the terms of Section 4.3,

to enter into a binding definitive acquisition agreement concerning a transaction that constitutes a Superior Offer and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice , (ii) Parent does not make, within three days of receipt of the Company’s written notification of its intention to enter into such definitive acquisition agreement for such Superior Offer, an offer that, upon recommendation of the Special Committee, the Company’s board of directors determines, in good faith after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to the Company’s stockholders as such Superior Offer and (iii) concurrently with such termination the Company pays in immediately available funds any fees required to be paid pursuant to Section 8.4 (it being understood that the Company shall (A) not enter into any such binding definitive acquisition agreement during such three day period and (B) notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification).

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and there shall be no liability or obligation on the part of the Company, Parent or Merger Sub or their respective officers or directors; provided, however, that: (i) this Section 8.2, Section 8.3, Section 8.4 and Section 9 and the Non-Disclosure Agreements (other than Section 11 of the Parent Non-Disclosure Agreement, which shall be of no further force or effect upon a termination of this Agreement) shall survive the termination of this Agreement and shall remain in full force and effect and (ii) the termination of this Agreement shall not relieve any party from any liability for any willful or intentional breach of any covenant, obligation, representation or warranty contained in this Agreement.

8.3 Expenses. Except as set forth in this Section 8.3 or Section 8.4, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid (or caused to be paid) by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with: (i) the filing, printing and mailing of the Proxy Statement and any amendments or supplements thereto; and (ii) the filing by the parties hereto of the pre-merger notification and report forms relating to the Merger under the HSR Act.

8.4 Termination Fee. (a) The Company shall pay, or cause to be paid, in same day funds to Parent (x) $4,375,000 (the “Termination Fee”) and/or (y) the Expenses under the circumstances and at the times set forth as follows:

(i) if Parent terminates this Agreement under Section 8.1(e), the Company shall pay the Termination Fee to Parent as promptly as reasonably practicable (and in any event within three Business Days following such termination);

(ii) if the Company terminates this Agreement under Section 8.1(h), the Company shall pay the Termination Fee to Parent on the date of, and as a pre-condition to the effectiveness of, such termination;

(iii) if the Company or Parent terminates this Agreement under Section 8.1(b) (but only as a result of the condition set forth in Section 6.3 having not been satisfied prior to such termination) or 8.1(f) (but only as a result of a breach of any covenant or agreement of the Company set forth in this Agreement) and prior to such termination any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have made a bona fide Acquisition Proposal to the Company or the stockholders of the Company or a bona fide Acquisition Proposal shall have otherwise become publicly known or any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, then (A) the Company shall pay the Expenses up to an aggregate amount of $500,000 on the date of such termination and (B) if prior to or within 12 months after such termination, the Company shall enter into a definitive agreement providing for an Acquisition Proposal or an Acquisition Proposal shall be consummated, the Company shall pay an amount equal to the Termination Fee minus the amount of Expenses paid pursuant to the immediately preceding clause (A) concurrently with the earlier of the entering into of such definitive agreement or the consummation of such Acquisition Proposal.

(b) If the Company or Parent terminates this Agreement pursuant to Section 8.1(b) (but only if (i) the conditions to Closing set forth in Section 6.8 and Section 6.9 are the sole conditions to Closing contained in Section 6 that have not been satisfied or waived prior to such termination and (ii) the conditions to the Exchange Closing (as defined in the Exchange Agreement) set forth in Sections 6(b)(i), (ii) and (iii) of the Exchange Agreement have been satisfied or waived prior to such termination), then Parent shall pay, or cause to be paid, in same day funds the Termination Fee to the Company as promptly as reasonably practicable (and in any event within three Business Days following such termination).

(c) The Company and Parent acknowledge that the agreements set forth in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, neither the Company nor Parent would enter into this Agreement; accordingly, if the Company or Parent fails to timely pay any amount due pursuant to this Section 8.4, and, in order to obtain the payment, the Company or Parent commences a suit which results in a judgment against the other party for the payment set forth in this Section 8.4, the Company or Parent, as the case may be, shall pay the prevailing party its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate in effect on the date the payment was required to be made.

Section 9. MISCELLANEOUS PROVISIONS

9.1 Amendment. This Agreement may be amended with the approval of the Company’s board of directors (with the approval of the Special Committee) and the board of directors of Parent at any time (whether before or after the adoption of this Agreement by the Company’s stockholders); provided, however, that after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which pursuant to applicable Legal Requirements requires further approval of the stockholders of the Company without the further approval of the Company Required Stockholder Vote. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Extension; Waiver.

(a) Subject to Sections 9.2(b) and 9.2(c), at any time prior to the Effective Time, Parent and Merger Sub on the one hand and the Company (with the approval of the Special Committee) on the other hand may: (i) extend the time for the performance of any of the obligations or other acts of the other party; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Agreement or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Merger Sub to such extension or waiver.

(b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement and the other agreements, exhibits and disclosure schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Non-Disclosure Agreements (other than Section 4 of each of the Parent Non-Disclosure Agreement and the Company Non-Disclosure Agreement, which section shall terminate and be of no further force or effect after the date hereof) shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5 Applicable Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Disclosure Schedules. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Sections 2 and 4. The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3.

9.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable and documented attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.8 Assignability; No Third Party Rights. Neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect, except that this Agreement and Parent’s and Merger Sub’s rights (but not its obligations) hereunder may be assigned by Parent or Merger Sub to an Affiliate, to a lender or financial institution as collateral for indebtedness or, after the Closing, Parent’s and Merger Sub’s rights and obligations hereunder may be assigned by Parent or Merger Sub in connection with a merger, consolidation or sale of all or substantially all of the assets of Parent or the Surviving Corporation and its Subsidiaries; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the immediately preceding sentence, this Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns. Except as specifically provided in Section 5.5, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.9 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), two business days after mailing; (c) if sent by facsimile transmission before 5:00 p.m., when transmitted and receipt is confirmed; (d) if sent by facsimile transmission after 5:00 p.m. and receipt is confirmed, on the following business day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub:

Global Healthcare Exchange, LLC

Suite 400

11000 Westmoor Circle

Westminster, CO 80021

Attn: Chief Executive Officer and Chief Financial Officer

Facsimile: (720) 887-7233

with a copy (which shall not constitute notice) to:

Sidley Austin Brown & Wood LLP

Bank One Plaza

10 South Dearborn Street

Chicago, IL 60603

Attention: Frederick C. Lowinger

                          Carol M. Lind

Facsimile: (312) 853-7036

if to the Company:

Neoforma, Inc.

3061 Zanker Rd.

San Jose, CA 95134

Attn: Chief Executive Officer and Chief Financial Officer

          Special Committee

Fax: 408-468-4050

with copies (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention: Gordon K. Davidson

Facsimile: (650) 938-5200

and

Fenwick & West LLP

275 Battery Street

San Francisco, CA 94111

Attention: Douglas N. Cogen

                          David K. Michaels

                          Scott J. Leichtner

Facsimile: (415) 281-1350

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Adam D. Chinn

                          Benjamin D. Fackler

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) For purposes of Section 8, references to the failure of a party to perform its covenants or obligations in this Agreement shall, in the case of Parent, include the failure of Merger Sub to perform its covenants or obligations in this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

GLOBAL HEALTHCARE EXCHANGE, LLC

By:	/S/ MICHAEL MAHONEY
Name:	Michael Mahoney
Title:	Chief Executive Officer

LEAPFROG MERGER CORPORATION

By:	/S/ MICHAEL MAHONEY
Name:	Michael Mahoney
Title:	Chief Executive Officer

NEOFORMA, INC.

By:	/S/ ROBERT J. ZOLLARS
Name:	Robert J. Zollars
Title:	Chief Executive Officer

EXHIBITS

Exhibit A - Certain Definitions

Exhibit B - Significant Stockholder Voting Agreement

Exhibit C - Exchange Agreement

Exhibit D - Parties to Management Stockholder Voting Agreement

Exhibit E – Management Stockholder Voting Agreement

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acquisition Proposal. “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of related transactions (other than: (1) the Contemplated Transactions and (2) any transaction in furtherance of the consummation of the Contemplated Transactions with the express consent of Parent) involving:

(a) any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which the Company is a constituent corporation; (ii) in which a Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Persons directly or indirectly acquires or would acquire beneficial or record ownership of securities representing more than 20% of the outstanding voting securities of the Company or of any new series or new class of capital stock that would be entitled to a class or series vote with respect to the Merger; or (iii) in which the Company issues securities representing more than 20% of the outstanding voting securities of the Company or of any new series or new class of capital stock that would be entitled to a class or series vote with respect to the Merger;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Company and its Subsidiaries taken as a whole; or

(c) any liquidation or dissolution of the Company.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Affiliate. “Affiliate” shall have the meaning ascribed to such term under Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

Associate. “Associate” means, with respect to any specified Person, (1) any corporation or organization of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such Person, or any relative of such spouse.

COBRA. “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Code. “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

Company Affiliate. “Company Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

Company Associate. “Company Associate” shall mean any current officer, director, or other employee, of the Company or any Company Affiliate.

Company Common Stock. “Company Common Stock” shall mean the Common Stock, $0.001 par value per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract to which any of the Company or any of its Subsidiaries is a party or otherwise bound.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the Company Disclosure Schedule and exhibits thereto that has been delivered by the Company to Parent upon the execution of the Agreement.

Company Employee. “Company Employee” shall mean any current director, officer or employee of the Company or any of its Subsidiaries.

Company Employee Agreement. “Company Employee Agreement” shall mean any employment, severance, retention, transaction bonus, change in control, material consulting, or other similar Contract between: (a) the Company or any of its Subsidiaries or any Company Affiliate; and (b) any Company Associate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable law) without any obligation on the part of the Company or any of its Subsidiaries or any Company Affiliate to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by the Company or any of its Subsidiaries pursuant to the Company’s standard severance policies or under applicable foreign law.

Company Employee Plan. “Company Employee Plan” shall mean any material plan, program, policy, practice or Contract providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, retirement benefits or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) that is maintained or contributed to, or required to be maintained or contributed to, by the Company or any Company Affiliate for the benefit of any Company Associate; provided, however, that a Company Employee Agreement shall not be considered a Company Employee Plan.

Company ESPP. “Company ESPP” shall mean the Company’s 1999 Employee Stock Purchase Plan.

Company Group. “Company Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has included the Company or any Subsidiary or any predecessor of or successor to the Company or any Subsidiary (or another such predecessor or successor), or any other group of corporations that, at any time on or before the Closing Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with the Company or any Subsidiary or any predecessor of or successor to the Company or any Subsidiary (or another such predecessor or successor).

Company IP. “Company IP” shall mean: (a) all Intellectual Property Rights with respect to which the Company or any of its Subsidiaries has (or purports to have) an ownership interest, and all Intellectual Property Rights licensed or sublicensed to the Company or any of its Subsidiaries by any Person.

Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any adverse event, condition, effect, change, event, development or circumstance (each, an “Effect”) that, individually or when considered together with all other Effects, would reasonably be expected to have a material adverse effect on: (a) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect: (i) Effects resulting from conditions generally affecting the industries in which the Company or its customers participate or the U.S. or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on the Company and its Subsidiaries taken as a whole; (ii) changes in the trading price or trading volume of Company Common Stock; (iii) Effects resulting from the announcement (or pre-announcement disclosure), or pendency of the Merger and the Contemplated Transactions (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in distributor, reseller, supplier, partner or similar relationships or any loss of employees); (iv) any failure by the Company to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement, in and of themselves (it being understood that the Effects giving rise or contributing to the failure to meet such projections, forecasts or predictions may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (v) stockholder class action or derivative litigation, or similar claims or actions, arising from allegations of breach of fiduciary duty relating to the Company entering into this Agreement or disclosure violations in the securities filings made in connection with the Merger; (vi) Effects resulting from compliance with the terms of, or the taking of any action required by, this Agreement, including actions taken pursuant to Section 5.6; (vii) changes in applicable Legal Requirements or GAAP; or (viii) Effects resulting directly from the items set forth on Part A of the Company Disclosure Schedule or (b) the ability of the Company to consummate the Merger prior to the End Date or, if applicable, the Extended End Date.

Company Non-Disclosure Agreement. “Company Non-Disclosure Agreement” shall mean the Non-Disclosure Agreement, dated May 6, 2005, between the Company and Parent.

Company Option Plans. “Company Option Plans” shall mean: (a) the Company’s 1999 Equity Incentive Plan and (b) the Company’s 1997 Stock Plan.

Company Options. “Company Options” shall mean options to purchase shares of Company Common Stock from the Company (whether granted by the Company pursuant to the Company Option Plans, assumed by the Company or otherwise).

Company Owned IP. “Company Owned IP” shall mean all Company IP with respect to which the Company or any of its Subsidiaries has (or purports to have) an ownership interest.

Company Pension Plan. “Company Pension Plan” shall mean each: (a) Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA; or (b) other occupational pension plan, including any final salary or money purchase plan.

Company Preferred Stock. “Company Preferred Stock” shall mean the Preferred Stock, $0.001 par value per share, of the Company.

Company Product. “Company Product” shall mean any product or service developed, manufactured, marketed, distributed, provided, leased, licensed or sold, directly or indirectly, by or on behalf of the Company that is material to the business of the Company as currently conducted, and accounted for at least 5% of Company’s revenues for the fiscal year ending December 31, 2004.

Company Registered IP. “Company Registered IP” shall mean any Company Owned IP that is Registered IP.

Company Source Code. “Company Source Code” shall mean any source code, or any portion, aspect or segment of any source code, which is material to any Company Product.

Company Triggering Event. A “Company Triggering Event” shall be deemed to have occurred if: (a) at any time prior to the Company Stockholder Vote, the Company’s board of directors or the Special Committee shall have withdrawn or shall have modified in a manner adverse to Parent the Company Board Recommendation; (b) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation; (c) at any time prior to the Company Stockholder Vote, the Company’s board of directors or the Special Committee shall have approved or publicly endorsed or recommended any Acquisition Proposal; (d) at any time prior to the Company Stockholder Vote, the Company shall have entered into any letter of intent, acquisition agreement or similar agreement accepting an Acquisition Proposal; or (e) at any time prior to the Company Stockholder Vote, a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its stockholders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean the Merger and the other transactions contemplated by the Agreement, including the Company Stockholder Voting Agreements.

Contract. “Contract” shall mean any currently effective and legally binding written agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, commitment or undertaking.

DGCL. “DGCL” shall mean the Delaware General Corporation Law.

Dissenting Shares “Dissenting Shares” shall mean any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly perfected in accordance with the DGCL in connection with the Merger and shall not have been effectively withdrawn or otherwise lost.

DOL. “DOL” shall mean the United States Department of Labor.

Encumbrance. “Encumbrance” shall mean any lien, pledge, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, security interest, encumbrance, adverse claim, interference or restriction on transfer (except for restrictions arising under applicable securities laws) except for: (i) liens or other imperfections of title that would not be reasonably likely to, individually or in the aggregate, materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company; (ii) liens and encumbrances for Taxes, assessments or other government charges not yet due or which are being contested in good faith; (iii) zoning, building or other similar government restrictions; (iv) easements, covenants, rights of way or other similar restrictions with respect to real property; (v) vendor’s liens not exceeding the unpaid purchase price of the encumbered asset; (vi) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vii) non-exclusive licenses entered into in the ordinary course of business and (viii) liens securing indebtedness that are reflected on the Company Unaudited Balance Sheet.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Laws. “Environmental Laws” shall mean all foreign, federal, state, or local statutes, common law, regulations, ordinances, codes, orders or decrees relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Expenses. “Expenses” shall mean documented and reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Company Stockholder Voting Agreements, the Exchange Agreements, the Commitment Letter and the Contemplated Transactions (including the Financing), including all documented and reasonable fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Parent.

GAAP. “GAAP” shall mean generally accepted accounting principles in the United States.

Government Bid. “Government Bid” shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

Government Contract. “Government Contract” shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

Governmental Authorization. “Governmental Authorization” shall mean any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including The NASDAQ Stock Market).

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Intellectual Property. “Intellectual Property” shall mean algorithms, apparatus, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world:

(a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark, trade name and domain name rights and similar rights and the goodwill of the Company symbolized thereby; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above; and (g) all rights and remedies against infringement, misappropriation or other violation thereof.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Know-How. “Know-How” shall mean algorithms, apparatus, databases, data collections, diagrams, designs, formulae, inventions (whether or not patentable), know-how, methods, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), techniques, user interfaces, URLs, web sites and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Knowledge. “knowledge” shall mean, with respect to any party as to any particular matter, the actual knowledge, after reasonable investigation, of the executive officers of such party regarding such matter.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, ordinance, code, edict, decree, rule or regulation issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASD or The NASDAQ Stock Market).

Materials of Environmental Concern. “Materials of Environmental Concern” shall mean any hazardous, acutely hazardous or toxic substance or waste defined or regulated as such under Environmental Laws; petroleum, asbestos, lead, polychlorinated biphenyls, radon or toxic mold; and any other substance the exposure to which would reasonably be expected, because of hazardous or toxic qualities, to result in liability under applicable Environmental Laws.

Non-Disclosure Agreements. “Non-Disclosure Agreements” shall mean the Parent Non-Disclosure Agreement and the Company Non-Disclosure Agreement.

Order. “Order” shall mean any order, writ, injunction, judgment or decree.

Parent Disclosure Schedule. “Parent Disclosure Schedule” shall mean the Parent Disclosure Schedule that has been delivered by Parent to the Company on the date of the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any Effect that, individually or when considered together with all other Effects, is or would reasonably be expected to have a material adverse effect on: (a) the business, properties, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries taken as a whole or (b) the ability of Parent to timely consummate the Merger.

Parent Non-Disclosure Agreement. “Parent Non-Disclosure Agreement” shall mean the Non-Disclosure Agreement, dated February 1, 2005, between the Company and Parent.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

Representatives. “Representatives” shall mean directors, officers, agents, attorneys, accountants, advisors, financing sources and representatives.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person (a) directly or indirectly owns or purports to own, beneficially or of record: (i) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (ii) at least 50% of the outstanding equity, voting or financial interests in such Entity; or (b) is a general partner of the Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal (with all percentages in such definition increased to 50% solely for the purposes of the definition of Acquisition Proposal as used in this definition of Superior Offer) by any Person that is on terms that the Company’s board of directors and the Special Committee determines, by resolution duly adopted, in its good faith judgment, after obtaining and taking into account the advice of an independent financial advisor of nationally recognized reputation, and after taking into account the likelihood and anticipated timing of consummation, to be more favorable from a financial point of view to the Company’s stockholders than the Merger.

Tax. “Tax” shall mean any federal, state, local, or foreign tax (including any income, franchise, capital gains, gross receipts, value-added, surtax, estimated, unemployment, national health insurance, excise, ad valorem, transfer, stamp, sales, use, property, custom duty, withholding or payroll tax), including any penalty, interest or addition thereto), imposed by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration or other document (including any schedule or attachment thereto, and including any amendment thereof) required to be filed with any Governmental Body with respect to Taxes.

UHC. “UHC” shall mean University HealthSystem Consortium, an Illinois corporation.

VHA. “VHA” shall mean VHA Inc., a Delaware corporation.